Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

January 15, 2020

Edward M. Kelly, Senior Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re: Odyssey Semiconductor Technologies, Inc.

Registration Statement on Form S-1

Filed November 15, 2019

File No. 333-234741

Dear Mr. Kelly:

This letter is provided in response to your letter dated December 11, 2019 (the “Comment Letter”) regarding the above-referenced submission of Odyssey Semiconductor Technologies, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the response below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make revisions pursuant to the Comment Letter.

Registration Statement on Form S-1 filed November 15, 2019

General

1.	We note that you are registering 11,315,627 shares of common stock for resale by the selling stockholders. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction and why the offering is not an indirect primary offering.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our “Compliance and Disclosure Interpretations” available on the Commission’s website. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response. Alternatively, please consider reducing significantly the number of shares of common stock that you are registering for resale.

Response:

Pursuant to your comment, we hereby reduced the number of shares of common stock that we are registering for resale to 5,998,960. The following shares have been removed from the Registration Statement:

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	Shares Beneficially				Shares Beneficially
	Owned as of the date of			Shares	Owned After the
	this Prospectus			Offered by	Offering(1)(2)
Name of Selling Stockholder	Number of Shares	Warrants	Percent	this Prospectus	Number	Percent
Richard J. Brown	2,658,334	0	23.82%	2,658,334	2,658,334	0%
James R. Shealy	2,658,333	0	23.82%	2,658,333	2,658,333	0%

Prospectus’ Outside Front Cover Page, page 1

2.	Disclosure that the selling stockholders may be deemed underwriters within the meaning of the Securities Act is inconsistent with disclosure under “Plan of Distribution” on page 52 that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act. Please reconcile the disclosures.

Response:

Pursuant to your comment, we have revised the relevant disclosure under relevant “Plan of Distribution” to be as follows:

“The selling stockholders and any broker-dealers or agents, or their affiliates, that participate in the sale of the Common Stock or interests therein may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. In such event, any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.”

Prospectus Summary

About the Company, page 5

3.	Please provide a brief description of the businesses of Odyssey Semiconductor, Inc. and JR2J LLC prior to their acquisitions. Tell us whether the company has produced any products and please advise what consideration you have given to risk factor disclosure regarding the “difficult” and “novel” processing of GaN.

Response:

Odyssey Semiconductor, Inc. was formed as a Delaware corporation on April 11, 2019, and did not commence operations until its acquisition of JR2J LLC on June 17, 2019. Pursuant to your comment, we revised the relevant disclosure in the Prospectus Summary to be as follows:

“Odyssey Semiconductor Technologies, Inc. (the “Company”) was formed as a Delaware corporation on April 12, 2019. The Company acquired its wholly-owned subsidiary, Odyssey Semiconductor, Inc., a Delaware corporation (“Odyssey Semiconductor”), on June 21, 2019 through a share exchange. Odyssey Semiconductor, formed on April 11, 2019, commenced business operations on June 17, 2019 when it acquired its wholly-owned subsidiary, JR2J LLC (“JR2J”), from its founders, Richard Brown and James Shealy, in exchange for shares of Odyssey Semiconductor. JR2J is a semiconductor device company developing high-voltage power switching components and systems based on proprietary Gallium Nitride (GaN) processing technology. The Company mainly operates its business of developing high-voltage GaN-based power switching devices and systems through Odyssey Semiconductor and does not plan to operate JR2J after it completes certain work that JR2J had contracted in the past. As of the date of this prospectus, the Company has not yet produced or sold any product that it designed, and is currently selling a service where the Company fabricates semiconductor parts according to customer specifications.”

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Pursuant to your comment, we are adding a risk factor as follows at page 16:

“Our products are based on novel Gallium Nitride (GaN) processing technology, which makes it difficult to predict the time and cost of product development.

Our products are based on novel GaN processing technology. Our future success depends on the successful development of revolutionary high-voltage power switching components and systems based on GaN processing technology. There can be no assurance that any development problems we experience in the future related to our products will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing a sustainable, reproducible and manufacturing process, which may prevent us from commercializing our products on a timely or profitable basis, if at all.”

The Offering, page 6

4.	Disclosure in footnote (2) that the offering includes 155,966 shares of common stock underlying warrants held by the selling stockholders is inconsistent with disclosure in footnote (8) to the calculation of registration fee table that 155,966 shares of common stock underlying warrants represent shares of common stock issuable upon the exercise of warrants issued to the placement agent in the August 2019 private placement. Please reconcile the disclosures.

Response:

There designees of the placement agent holding the placement agent warrants are also selling stockholders in the registration statement. Pursuant to your comment, we revised footnote (2) at page 6.

Risk Factors, page 7

5.	We note the disclosure relating to customer concentration in Notes 8 and 7 to the financial statements on pages F-11 and F-21. Advise what consideration you have given to risk factor disclosure of your customer concentration. In addition, please revise your disclosure here or elsewhere in the filing to more specifically address the nature of your customer contracts to date.

Response:

Pursuant to your comment, we have added a risk factor about customer concentration as follows:

“We depend on a small number of customers and the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

During the nine months ended September 30, 2019 and for the year ended December 31, 2018, revenues generated from two customers represented approximately 100% and 98%, respectively, of our total revenue. One customer represented 100% of our accounts receivable as of September 30, 2019 and December 31, 2018. One and two customers, respectively, represented 100% of our contract assets as of September 30, 2019 and December 31, 2018. The loss of one or more of our major customers, or a substantial decrease in demand by any of those customers for our products, could have a material adverse effect on our business, results of operations and financial condition.

We currently have a customer, Akash Systems, Inc. (“Akash”), developing GaN-based radio frequency products. According to our contract with Akash (filed as Exhibit 10.15 to the Registration Statement), we will take raw semiconductor materials from Akash and process them into finished devices. We are currently contracted to complete 12 wafers/year at a price of $85,000 per wafer.”

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We have also revised the disclosure about the contract with Akash at page 25.

If we do not have access to capital on favorable terms..., page 8

6.	Quantify the known or anticipated amount of substantial capital that you will require to meet your operating requirements and remain competitive.

Response:

Pursuant to your comment, we have revised the risk factor as follows:

“We currently anticipate that we have enough cash to fund our operations for the next 12 months; however, we anticipate that over the next three years, until we establish a small scale production of our own products, we will need to raise approximately $30 million of capital to meet our operating requirements and remain competitive. We anticipate we will routinely incur significant costs to conduct research and development, implement new manufacturing and information technologies, to increase our productivity and efficiency, to upgrade equipment and to expand production capacity, and there can be no assurance that we will realize a return on the capital expended. We also anticipate incurring material amounts of debt to fund these requirements in the future. Significant volatility or disruption in the global financial markets may result in us not being able to obtain additional financing on favorable terms, on the timeline we anticipate, or at all, and we may not be able to refinance, if necessary, any outstanding debt when due, all of which could have a material adverse effect on our financial condition. We currently have no commitments for any additional capital and there can be no assurance that we will receive any such commitments, or that any commitments for capital will be on terms that are acceptable to us. Any inability to obtain additional funding on favorable terms, on the timeline we anticipate, or at all, may cause us to curtail our operations significantly, reduce planned capital expenditures and research and development, or obtain funds through arrangements that management does not currently anticipate, including disposing of our assets and relinquishing rights to certain technologies, the occurrence of any of which may significantly impair our ability to remain competitive. If our operating results falter, our cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.”

We are recently formed and have never been profitable..., page 8

7.	We note your statements here and throughout the filing that you have never been profitable. However, it appears from your financial disclosure that you were marginally profitable during each of the two years ended December 31, 2018 and 2017. Please revise your disclosure or explain how your current disclosure is appropriate.

Response:

Pursuant to your comment, we have revised the relevant risk factors at pages 8 and 9 to disclose that we have been only marginally profitable.

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If our estimates related to expenditures are inaccurate..., page 9

8.	Quantify management’s estimates of expenditures for the next 12 months.

Response:

Pursuant to your comment, we revised the risk factor at page 9 as follows: “We estimate that the expenditures we will incur in the next 12 months will be approximately $2.25 million, and we currently anticipate that our current cash on hand, grant revenue and customer payments will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, our success is dependent in part upon the accuracy of our management's estimates of expenditures and revenue for the next twelve months and beyond. If such estimates are inaccurate, or we encounter unforeseen expenses and delays or significant unexpected reduction of revenue, we may not be able to carry out our business plan, which could result in the failure of our business.”

We may not qualify for OTC Bulletin Board or OTCQB inclusion..., page 20

9.	Your disclosure indicates that any quotation of your common stock would be conducted in the OTC Pink marketplace if you are unable to satisfy the requirements for quotation on the OTC Bulletin Board or the OTCQB marketplace. We permit registration statements for securities accepted for quotation on the OTC Bulletin Board and also the OTCQX and OTCQB marketplaces to be declared effective with an initial fixed price and language indicating that the securities will be sold at prevailing market prices or at negotiated prices once the securities are quoted on the OTC Bulletin Board or the OTCQX marketplace or the OTCQB marketplace. Please revise your disclosure throughout the registration statement to indicate that the securities being registered will be sold at a specified fixed price per share of common stock until your common stock is quoted on the OTC Bulletin Board or the OTCQX marketplace or the OTCQB Bulletin Board and after that at prevailing market prices or privately negotiated prices.

Note that we have not extended this accommodation to the OTC Pink marketplace. If your shares of common stock are quoted on the OTC Pink marketplace, the shares of common stock being registered must be sold at a specified fixed price per share of common stock for the duration of the offering.

Response:

Pursuant to your comment, we have revised the relevant disclosures throughout the Registration Statement:

•	At page 4, to: “Following the effectiveness of the registration statement of which this prospectus forms a part, until our Common Stock is quoted on the OTCQB, the shares of Common Stock being offered hereby will be sold at a specified fixed price per share; when our Common Stock is quoted on the OTCQB, the sale and distribution of securities offered hereby may be effected in one or more transactions, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at privately negotiated prices.”

•	At page 6, to: “Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our Common Stock. These purchasers will purchase our Common Stock at a specified fixed price, at the market price or at a privately negotiated price, and will run the risk of losing their entire investments.”

•	At page 20, to: “If we are unable to satisfy the requirements for quotation on the OTCQB, any quotation of our Common Stock would be conducted in the “pink” sheets market. As a result, the shares of the Common Stock being offered hereby must be sold at a specified fixed price during the duration of the offering and accordingly would be more difficult for a holder of such shares to dispose of. The above-described rules may materially adversely affect the liquidity of our securities.”

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We are an “emerging growth company,”..., page 21

10.	It appears that the company has chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your risk factor to explain that this will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.

Response:

Pursuant to your comment, we have added the following disclosures to the first paragraph of the risk factor:

“In addition, as an “emerging growth company,” we have chosen to take advantage of the extended transition period for complying with new or revised accounting standards, which will allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Accordingly, our financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of our securities.”

Intellectual Property, page 37

11.	We note that the company is currently negotiating terms of a licensing agreement with Cornell University to license three patents. Please clarify whether the company owns these patents and, if so, explain how they are accounted for.

Response:

The Company does not own the patents, which are owned by Cornell University. We plan on licensing these patents from Cornell University to utilize the technology in the semiconductor devices we will make for Akash if we can come to an agreement with Akash for such use. As of now, there is no agreement between us and Akash, and we do not plan to license the patents from Cornell University without an agreement with Akash for the use of the technology in its products.

In light of the above explanation, we have revised the relevant disclosure at page 37 as follows:

“The Company is currently negotiating the terms of a licensing agreement with Cornell University to license the following three patents authored by Richard Brown and James Shealy, which we plan to use for the fabrication of microwave GaN devices that the Company is building for a customer if we are able to reach an agreement with such customer for the use of the technology in its products…”

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Properties, page 38

12.	Summarize the principal provisions, including duration, of your building sublease agreement at 9 Brown Road, Ithaca, New York. Please also confirm the $10 purchase price for the tools and facilities owned by MACOM.

Response:

Pursuant to your comment, we have revised the relevant paragraph at page 38 as follows:

“In August 2018, the Company purchased all of the appliances, equipment, furniture, tools, supplies and other assets that MACOM Technology Solutions, Inc. owned at 9 Brown Road in Ithaca, NY for $10 in order to accelerate the research and development of the Company’s core technology. The Company also leases the 10,000 square feet building where such appliances and tools are located starting from September 1, 2019 until November 30, 2025 at a base rent of $200,000 per year. The facility has most of the tools needed to prototype vertical GaN devices, which is expected to provide the Company significant savings as compared to establishing an equivalent facility from scratch. It is estimated that the cost to acquire and facilitate a similar set of tools at another location will be approximately $10 million and will take about a year to complete. Once fully operational (which we expect to happen in March 2020), the facility is expected to support revenue growth of up to approximately $20 million annually.”

We hereby confirm the $10 purchase price for all appliances, equipment, furniture, tools, supplies and other items of personal property owned by MACOM.

Executive Officers and Directors, page 39

13.	In the biographical paragraph of Mr. Richard Ogawa, include the dates of his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:

Pursuant to your comment, we have revised Mr. Ogawa’s biography as follows:

“Richard Ogawa joined the Board of Directors of the Company on June 21, 2019. Mr. Ogawa currently also serves on the board of directors of Amesite Inc., an SEC reporting company in the artificial intelligence software industry, since February 2018. He has been General Counsel at Inphi Corporation since Jan 2013, responsible for overseeing legal matters as well as corporate, intellectual property, and government affairs. Mr. Ogawa is a Registered United States Patent Attorney and a Member of the California State Bar with more than 25 years of experience specializing in technology companies. Prior to Inphi, from January 1993 to January 2010, he was a top Partner at Townsend and Townsend, a law firm focused on intellectual property. He is the founder and owner of Ogawa Professional Corporation, his own law firm, focusing on ventured back startup companies. Since February 2008, he is General Counsel for Soraa Laser Diode, Inc., a venture funded company by Khosla Ventures, and since December 2009 is General Counsel for MCube, Inc. a venture funded company by Kleiner Perkins Caufield & Byers.  He has also held a variety of engineering and management positions at NEC Electronics from December 1984 to December 1992. He received a B.S. in Chemical Engineering from the University of California, Davis in 1984, and a J.D. from Mc. George School of Law, University of Pacific in 1991. We believe that Mr. Ogawa’s many years of legal expertise in advising technology companies qualifies him to serve on our board of directors.”

Employment Agreements, page 40

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14.	File as an exhibit to the registration statement the employment agreement of Mr. Alfred Schremer. See Item 601(b)(10) of Regulation S-K.

Response:

Pursuant to your comment, we are filing Mr. Schremer’s offer letter as Exhibit 10.17. Other than the offer letter, we have not entered into an employment agreement with him.

Certain Relationships and Related Party Transactions, page 47

15.	It appears that you should revise this section to include the information provided on page 41 under “Consulting Agreements” and the information provided under Note 5 of page F-9. For each transaction, please revise to include the information required by Item 404(d) of Regulation S-K, including the names of the related persons and the approximate dollar amounts involved.

Response:

Pursuant to your comment, we have revised the disclosures about the related party transactions at page 47 as follows:

“On April 1, 2019, JR2J, our indirect wholly-owned subsidiary, entered into a one-year independent contractor agreement with Richard Ogawa, pursuant to which Mr. Ogawa agreed to serve as a director of the Company post-Share Exchange, and provide services related to intellectual property development, intellectual property strategies and licensing of intellectual property. In consideration for Mr. Ogawa’s services to the Company, on September 25, 2019, the Company granted Mr. Ogawa a 10-year option under the 2019 Plan to purchase 275,000 shares of Common Stock at a price of $1.50 per share, half of which will vest on September 25, 2020 and the remaining on September 25, 2021.

On May 16, 2019, Odyssey Semiconductor, our wholly-owned subsidiary, entered into a one-year independent contractor agreement with Alex Behfar, pursuant to which Mr. Behfar agreed to serve as a director of the Company post-Share Exchange, and provide services related to corporate development and business strategy, and intellectual property strategies. In consideration for Mr. Behfar’s services to the Company, on September 25, 2019, the Company granted Mr. Behfar a 10-year option under the 2019 Plan to purchase 50,000 shares of Common Stock at a price of $1.50 per share, half of which will vest on September 25, 2020 and the remaining on September 25, 2021.

On June 17, 2019, Odyssey Semiconductor entered into a Contribution Agreement (the “Contribution Agreement”) with Richard Brown and James Shealy, who collectively owned 100% of the membership interests of JR2J. Pursuant to the Contribution Agreement, Messrs. Brown and Shealy contributed their membership interests in JR2J to Odyssey Semiconductor, in exchange for a total of 5,316,667 shares of common stock of Odyssey Semiconductor. Following the transactions contemplated under the Contribution Agreement, JR2J became the wholly-owned subsidiary of Odyssey Semiconductor.

On June 18, 2019, Odyssey Semiconductor issued 350,000 shares of immediately vested common stock to Jeffrey Shealy for cash proceeds of $350 in connection with services provided by Mr. Shealy. On June 21, 2019, the Company acquired 100% shares of Odyssey Semiconductor through a share exchange with stockholders of Odyssey Semiconductor, pursuant to which Mr. Shealy exchanged 350,000 shares of common stock of Odyssey Semiconductor to the same number of shares of the Company’s Common Stock. Jeffrey Shealy is brother of James Shealy, an officer and a principal owner of the Company. The shares issued to Mr. Shealy had an issuance date fair value (based upon a contemporaneous private offering of our common stock at $1.50 per share) of $1.50 per share, or $525,000 in total.”

Description of Capital Stock, page 47

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16.	Disclose whether shareholders of your common stock are entitled to cumulative voting rights in the election of directors.

Response:

Holders of shares of Common Stock are not entitled to cumulative voting rights in the election of directors. We have revised the disclosures at page 47 accordingly.

Selling Stockholders, page 48

17.	Disclosure in the second paragraph indicates that all of the selling stockholders received their securities in your formation, your August 2019 private placement, and/or in connection with the merger with Odyssey Semiconductor. Please revise to indicate by footnote or otherwise in what specific transaction each of the selling stockholders acquired the shares of common stock being registered for resale. In addition, we note that the merger is listed as transaction (iv). Please revise to correct the numbering or add a fourth method by which the selling shareholders received their shares.

Response:

Pursuant to your comment, we have revised the footnotes to the selling stockholders table and the numbering of the list of methods.

18.	It appears that persons identified as your executive directors and officers on page 39 are also listed as selling stockholders. Therefore, your representation that none of the selling stockholders has ever been one of your directors or officers is inaccurate because you have not stated otherwise. Please revise or advise.

Response:

Pursuant to your comment, we have revised the disclosure at page 48 as follows: “Other than Michael Thompson (who is not a selling stockholder), each of our officers and directors participated in the August 2019 Private Placements and is listed as a selling stockholder in the following table for the shares purchased in such offering.”

19.	Tell us why some selling stockholders are listed more than once in the table as selling stockholders. For example, refer to Messrs. Mark Tompkins, Michael Silverman, Stephen Renaud, Richard J. Brown, James R. Shealy, and The Prag Living Trust UTD 9/23/2019. If this is because they participated in more than one offering, please revise to list each person only once in the table, and include by footnote or otherwise each of the offerings in which they acquired their shares of common stock.

Response:

Pursuant to your comment, we have revised the table of selling stockholders to list each person only once. For the selling stockholders who have acquired their shares of Common Stock in more than one offering, we have included footnotes to indicate each of the offerings in which they acquired their shares.

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20.	Disclose the relationship, if any, of selling stockholders who have the same surname. For example, refer to Mark Tompkins and Paul Tompkins and James R. Shealy, Jeffrey B. Shealy, and Catherine Shealy Sinclair.

Response:

Mark Tompkins and Paul Tompkins are siblings. James R. Shealy, Jeffrey B. Shealy, and Catherine Shealy Sinclair are siblings. We have also revised the footnotes in the Amendment to disclose such relationships.

21.	Identify by footnote or otherwise any selling stockholder who is a broker-dealer or an affiliate of a broker-dealer. Notwithstanding your belief that all securities purchased by broker-dealers or affiliates of broker-dealers were purchased by them in the ordinary course of business and that at the time of purchase those persons and entities did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities, a selling stockholder who is a broker-dealer or an affiliate of a broker-dealer must provide those representations. Please revise.

Response:

Pursuant to your comment, we have revised the footnotes to identify the selling stockholders who are broker-dealers or affiliates of broker-dealers, each of who provided the representations that the shares were purchased by them in the ordinary course of business (except the shares of common stock underlying the warrants issued to the placement agent) and at the time of purchase there was no agreement or understanding, directly or indirectly, with any person to distribute the shares.

Plan of Distribution, page 51

22.	Disclosure indicates that the shares of common stock being registered for resale may be sold under Rule 144. Because the selling stockholders are underwriters under Section 2(a)(11) of the Securities Act, the shares of common stock being registered for resale by the selling stockholders may not be sold under Rule 144. Please revise. For guidance you may wish to refer to Release No. 33-8869.

Response:

Pursuant to you comment, we revised the relevant disclosures at page 52 to reflect that any selling stockholders who are deemed underwriters will not be eligible to use Rule 144 to resell there shares as follows:

“Except those who are deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any broker-dealers or agents, or their affiliates, that participate in the sale of the Common Stock or interests therein may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. In such event, any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. In addition, selling stockholders who are deemed “underwriters” within the meaning of Section 2(11) of the Securities Act will not be eligible to rely on Rule 144 to resell their shares.”

Where You Can Find Additional Information, page 54

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23.	We note the “not necessarily complete” language in the first paragraph. Clarify that statements contained in the prospectus include the material provisions of any document filed as an exhibit to the registration statement.

Response:

Pursuant to your comment, we have revised the relevant sentence at page 54 to be as follows:

“Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus, although not necessarily complete, include the material provisions of such document, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.”

Financial Statements

Condensed Consolidated Balance Sheets, page F-2

24.	We note the deferred offering costs as of September 30, 2019 and your accounting policy for these costs on page F-7. Due to the fact that the current offering relates to selling shareholders and the company will not receive any offering proceeds, it appears to us these costs should be expensed as incurred since there will not be any proceeds against which these costs can be offset as required by SAB Topic 5:A. Please revise your financial statements and disclosures accordingly.

Response:

The deferred offering costs incurred through September 30, 2019 represent costs that are directly attributable to a proposed initial public offering that we intend to conduct in the future and, as a result, we believe are properly deferred as of September 30, 2019 in accordance with SAB Topic 5:A.

Condensed Consolidated Statements of Cash Flows, page F-5

25.	Please correct the components of cash and cash equivalents to present the appropriate balances as of September 30, 2018.

Response:

We have revised the disclosure in the registration statement on page F-5 as requested.

Note 1 - Business Organization, Nature of Operations and Reverse Recapitalization, page F-6

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26.	We note that Odyssey Technologies was incorporated on April 12, 2019. We also note that on June 21, 2019, Odyssey Technologies entered into a share exchange agreement with Odyssey Semiconductor that was accounted for as a reverse recapitalization under the provisions of ASC 805-40. Please confirm that Odyssey Technologies had no or nominal assets and operations prior to the reverse recapitalization and that Odyssey Technologies’ historical financial statements are not required by Rule 8-04 of Regulation S-X.

Response:

We confirm that Odyssey Technologies had no or nominal assets and operations prior to the reverse recapitalization and have included the following disclosure on page F-6:

“Odyssey Technologies had no or nominal assets and operations prior to the reverse recapitalization.”

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

27.	Your disclosure indicates that you generate revenue from government grants. Please disclose what consideration you have given to ASU 2018-08, and clarify how you expect this standard to impact the manner in which you record grant revenue. In addition, please clarify where you record expenses related to grant revenue.

Response:

We have revised the disclosure in the registration statement on page F-20 as requested. Expenses directly related to grant revenue are included in cost of revenues. We have also included the following disclosure on pages F-7 and F-19:

“Expenses related to grant revenues are included within cost of revenues on the consolidated statements of operations.”

Note 7 - Commitments and Contingencies

Operating Lease, page F-10

28.	Based on your disclosures related to the operating lease that you recently entered into, please more fully disclose and discuss the expected impact on your financial statements of your adoption of ASC 842.

Response:

We have revised the disclosure in the registration statement on page F-20 as requested.

Note 9 - Subsequent Events, page F-11

29.	Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1. This comment is also applicable to your subsequent event disclosures on page F-21.

Response:

We have revised the disclosure in the registration statement on pages F-11 and F-21 as requested.

Recent Sales of Unregistered Securities

Share Exchange with Odyssey Semiconductor, page II-2

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30.	State the number and the value of the issued and outstanding securities of Odyssey Semiconductor that the company acquired in exchange for the issuance of 5,666,667 shares of its common stock to the shareholders of Odyssey Semiconductor. See Item 701(c) of Regulation S-K.

Response:

Pursuant to your comment, we hereby revised the relevant disclosure at page II-2 to be as follows:

“On June 21, 2019, simultaneous with the first closing of the August 2019 Private Placement, the Company acquired from shareholders of Odyssey Semiconductor an aggregate of 5,666,667 shares of common stock which were all of the issued and outstanding securities of Odyssey Semiconductor, in exchange for the issuance of 5,666,667 shares of Common Stock to all shareholders of Odyssey Semiconductor. Following the share exchange, Odyssey Semiconductor became a wholly-owned subsidiary of the Company.

Exhibit Index, page II-3

31.	You indicate that Exhibit 5.1 was filed with the registration statement, but you also include a footnote stating that it will be filed by amendment. Noting that the exhibit has not yet been filed, please revise.

Response:

Exhibit 5.1 will be filed by amendment. We have revised the disclosure in the exhibit table accordingly.

Signatures, page II-6

32.	The registration statement must be signed also by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Response:

Pursuant to your comment, the signature block of Richard J. Brown has been revised accordingly in the Amendment.

Exhibits

33.	Please ensure that your amended filing includes a currently dated consent from your independent auditor which includes the date of the auditor’s report included in the filing.

Response:

The Amendment includes a currently dated consent from our independent auditor which includes the date of the auditor’s report included in the filing.

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Thank you for your attention to this matter.

Sincerely, Odyssey Semiconductor Technologies, Inc.

By: /s/ Richard J. Brown
Name: Richard J. Brown Title: Chairman and Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901

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